SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

05008444

4 March 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 March 2005, Re: 1) Proposed disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("DF Lion") to Dong Feng Tyre Group Co Ltd for a cash consideration of Rmb1; and 2) Proposed settlement of inter-company balances due to Lion Rubber Industries Pte Ltd and Silverstone Berhad by DF Lion for a total cash consideration of Rmb60 million for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
MAY 3 1 2005
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No SC-050303-64563

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : SILVERSTONE CORPORATION BERHAD
* Stock name : SILSTON
* Stock code : 5061
* Contact person : WONG PHOOI LIN
* Designation : SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

1. Proposed disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("DF Lion") to Dong Feng Tyre Group Co Ltd for a cash consideration of Rmb1 ("Proposed Disposal"); and

2. Proposed settlement of inter-company balances due to Lion Rubber Industries Pte Ltd and Silverstone Berhad by DF Lion for a total cash consideration of Rmb60 million ("Proposed Settlement")

(collectively referred to as the "Proposals")

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad ("SCB") refers to the announcement made on 2 February 2005 in respect of the Proposals and wishes to announce that the Ministry of Commerce of the People's Republic of China had on 2 March 2005 approved the Proposed Disposal. The Proposed Disposal is therefore completed on 2 March 2005 and DF Lion ceased to be a subsidiary of SCB on the same date.

Payment by DF Lion on the Proposed Settlement shall be made in accordance with the terms agreed by the parties concerned as set out in the announcement dated 2 February 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

03 MAR 2005